UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated December 12, 2012, announcing that the Company has signed agreements with several of its lenders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: December 13, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING ANNOUNCES THAT IT HAS SIGNED AGREEMENTS WITH SEVERAL OF ITS LENDERS

ATHENS, Greece (December 12, 2012) - Paragon Shipping Inc. (NYSE: PRGN) ("Paragon Shipping" or the "Company"), announced today that it has signed agreements with four of its lenders, subject to certain conditions, and agreed to amended terms in the following loan agreements: the loan agreement with Unicredit Bank AG dated November 19, 2007, the loan agreement with The Bank of Scotland Plc dated December 4, 2007, the loan agreement with Bank of Ireland dated March 30, 2009, and the loan agreement with HSBC Bank Plc dated July 2, 2010.

More specifically, the Company obtained waivers and agreed to the relaxation of several financial and security coverage ratio covenants, the deferral of a portion of its scheduled quarterly installments and, in the case of the loan agreement with Bank of Ireland and The Bank of Scotland Plc, the extension of the loan agreements to the second quarter of 2017 and to the third quarter of 2015, respectively. In addition, in respect to the loan agreement with The Bank of Scotland Plc, the Company agreed to a payment of $2.8 million for the full and final settlement of $4.7 million in debt, representing the portion of the loan of one of the syndicate members. This advance payment of $2.8 million was made on December 10, 2012.

The above-mentioned agreements are subject to the satisfaction of a number of conditions.  For additional details on these agreements please refer to the Company's report on Form 6-K, filed today with the Securities and Exchange Commission and available at www.sec.gov.

Commenting on the agreements, Michael Bodouroglou, the Company's Chairman and Chief Executive Officer stated, "We are pleased to have come to terms with the majority of our lenders, and appreciate the efforts and ongoing support of our banking group. These agreements will significantly improve the Company's liquidity, financial position and overall stability through these difficult market conditions."

About Paragon Shipping Inc.

Paragon Shipping is a Marshall Islands-based international shipping company with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. The Company's current fleet consists of twelve drybulk vessels with a total carrying capacity of 779,270 dwt. In addition, the Company's current newbuilding program consists of two Handysize drybulk carriers that are scheduled to be delivered in 2013 and two 4,800 TEU containerships that are scheduled to be delivered in 2014. Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its two containerships under construction. For more information, visit: www.paragonship.com. The information contained on the Company's website does not constitute part of this press release.

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts
Paragon Shipping Inc.
info@paragonship.com

Allen & Caron Inc.
Rudy Barrio
r.barrio@allencaron.com
(212) 691-8087